Summit Therapeutics plc

Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

Unaudited Condensed Consolidated Interim Statement of Financial Position
As at March 31, 2020 and December 31, 2019

		March 31, 2020	December 31, 2019
	Note	£000s	£000s
ASSETS
Non-current assets
Goodwill		1,814	1,814
Intangible assets		9,870	9,950
Property, plant and equipment		1,048	1,167
		12,732	12,931
Current assets
Trade and other receivables		9,780	8,116
Current tax receivable		4,882	3,659
Cash and cash equivalents		44,400	48,417
		59,062	60,192
Total assets		71,794	73,123

LIABILITIES
Non-current liabilities
Deferred revenue		(834)	(374)
Lease liabilities		(300)	(320)
Provisions for other liabilities and charges	9	(2,114)	(2,050)
Deferred tax liability		(1,708)	(1,560)
		(4,956)	(4,304)
Current liabilities
Trade and other payables		(10,154)	(8,020)
Lease liabilities		(336)	(358)
Deferred revenue and income	4,5	(1,731)	(1,136)
Contingent consideration		(80)	(80)
		(12,301)	(9,594)
Total liabilities		(17,257)	(13,898)
Net assets		54,537	59,225

EQUITY
Share capital		3,362	3,359
Share premium account		129,110	129,110
Share-based payment reserve	10	1,465	1,299
Merger reserve		3,027	3,027
Special reserve		19,993	19,993
Currency translation reserve		69	56
Accumulated losses reserve		(102,489)	(97,619)
Total equity		54,537	59,225

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the three months ended March 31, 2020 and 2019

		Three months ended March 31, 2020		Three months ended March 31, 2019
	Note	£000s		£000s
Revenue	4	253		375
Other operating income	5	4,092		4,574
Operating expenses
Research and development		(9,750)		(8,693)
General and administration		(523)		(2,367)
Total operating expenses		(10,273)		(11,060)
Operating loss		(5,928)		(6,111)
Finance income		1		2
Finance costs		(52)		(60)
Loss before income tax		(5,979)		(6,169)
Income tax	8	1,042		831
Loss for the period		(4,937)		(5,338)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		13		(6)
Total comprehensive loss for the period		(4,924)		(5,344)

Basic and diluted loss per ordinary share from operations	3	(1)	p	(3)	p

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Cash Flows
For the three months ended March 31, 2020 and 2019

	Three months ended March 31, 2020	Three months ended March 31, 2019
	£000s	£000s
Cash flows from operating activities
(Loss) before income tax	(5,979)	(6,169)

Adjusted for:
Loss on recognition of contingent consideration payable	—	(2)
Finance income	(1)	(2)
Finance costs	52	60
Foreign exchange (gain) / loss	(2,753)	691
Depreciation	143	150
Amortization of intangible fixed assets	208	207
Loss on disposal of assets	—	26
Share-based payment and warrant expense	233	260
Adjusted (loss) from operations before changes in working capital	(8,097)	(4,779)

Increase in trade and other receivables	(1,235)	(30)
Increase/ (decrease) in deferred revenue	1,055	(1,025)
Increase / (decrease) in trade and other payables	1,579	(2,270)
Cash used in operations	(6,698)	(8,104)

Contingent consideration paid	—	2
Taxation (paid) / received	(4)	1
Net cash used in operating activities	(6,702)	(8,101)

Investing activities
Purchase of property, plant and equipment	(24)	(64)
Purchase of intangible assets	(128)	—
Interest received	1	2
Net cash used in investing activities	(151)	(62)

Financing activities
Proceeds from issue of share capital	—	19,648
Transaction costs on share capital issued	—	(455)
Proceeds from exercise of share options	3	—
Repayment of lease liabilities	(42)	(80)
Repayment of lease interest	(6)	(9)
Net cash (used in) / generated from financing activities	(45)	19,104

(Decrease) / increase in cash and cash equivalents	(6,898)	10,941
Effect of exchange rates in cash and cash equivalents	2,881	(617)
Cash and cash equivalents at beginning of the period	48,417	9,521
Cash and cash equivalents at end of the period	44,400	19,845

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Changes in Equity
For the three months ended March 31, 2020 and 2019

Three months ended March 31, 2020

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At January 1, 2020	3,359	129,110	1,299	3,027	19,993	56	(97,619)	59,225
Loss for the period	—	—	—	—	—	—	(4,937)	(4,937)
Currency translation adjustment	—	—	—	—	—	13	—	13
Total comprehensive loss for the period	—	—	—	—	—	13	(4,937)	(4,924)
Share options exercised	3	—	—	—	—	—	—	3
Equity based compensation expense	—	—	233	—	—	—	—	233
Share-based payment reserve transfer	—	—	(67)	—	—	—	67	—
At March 31, 2020	3,362	129,110	1,465	3,027	19,993	69	(102,489)	54,537

Three months ended March 31, 2019

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At January 1, 2019	823	74,394	1,119	3,027	19,993	65	(74,217)	25,204
Loss for the period	—	—	—	—	—	—	(5,338)	(5,338)
Currency translation adjustment	—	—	—	—	—	(6)	—	(6)
Total comprehensive loss for the period	—	—	—	—	—	(6)	(5,338)	(5,344)
New share capital issued	781	18,867	—	—	—	—	—	19,648
Transaction costs on share capital issued	—	(456)	—	—	—	—	—	(456)
Equity based compensation expense	—	—	260	—	—	—	—	260
Share-based payment reserve transfer	—	—	(418)	—	—	—	418	0
At March 31, 2019	1,604	92,805	961	3,027	19,993	59	(79,137)	39,312

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

1. Basis of Accounting
The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit' and the 'Company') and its subsidiaries (together, the 'Group') for the three months ended March 31, 2020 have been prepared in accordance with IAS 34 'Interim Financial Reporting', other International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending December 31, 2020 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the eleven months ended December 31, 2019.

In December 2019, the Board of Directors of Summit adopted a resolution to change the company’s fiscal year end from January 31 to December 31, commencing December 31, 2019. Therefore, the comparative quarter has changed to March 31.
These condensed consolidated interim financial statements do not include all information required for full statutory accounts within the meaning of section 434 of Companies Act 2006 and should be read in conjunction with the consolidated financial statements of the Group as at December 31, 2019 (the ‘2019 Accounts’). The 2019 Accounts, on which the Company’s auditors delivered an unqualified audit report will be delivered to the Registrar of Companies following the 2020 Annual General Meeting. The auditor’s report did not contain any statement under section 498 of the Companies Act 2006 but did contain a statement from the auditors drawing the shareholders’ attention to the Group’s need to raise additional capital as noted below.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on June 2, 2020.
The interim financial statements have been prepared assuming the Group will continue on a going concern basis. Based on management's forecasts, the Group's existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole and anticipated payments from CARB-X under its contract for the development of its gonorrhea antibiotic program and anticipated milestone payments from its license and commercialization agreement with Eurofarma are expected to be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through to at least January 31, 2021. The Group will need to raise additional funding in order to support, beyond this date, its planned research and development efforts, its preparatory commercialization related activities should ridinilazole receive marketing approval, as well as to support activities associated with operating as a public company in the United States.

The Group is evaluating various options to finance its cash needs through a combination of some, or all, of the following:
equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not-for-profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. While the Group believes that funds would be available in this manner before the end of January 2021, there can be no assurance that the Group will be able to generate funds, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern. The failure of the Group to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Group’s business, results of operations and financial condition.

Should the Group be unable to raise additional funding, management has the ability to take mitigating action to fund its operating expenses and capital expenditure requirements in relation to its clinical development activities for only a short period beyond 12 months from the date of issuance of these financial statements. These circumstances represent a material uncertainty which may cast and raise significant doubt on the Group’s ability to continue as a going concern. The interim financial statements do not contain any adjustments that might result if the Group was unable to continue as a going concern

The Group’s activities and results are not exposed to any seasonality.

2. Critical accounting estimates and judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the eleven months ended December 31, 2019.

3. Loss per share calculation

The calculation of loss per share is based on the following data:

	Three months ended March 31, 2020	Three months ended March 31, 2019
	000s	000s
Loss for the period	(£4,937)	(£5,338)

Weighted average number of ordinary shares for basic loss per share	336,089	153,427
Weighted average number of ordinary shares for diluted loss per share	336,089	153,427

Basic loss per ordinary share from operations £	(0.01)	(0.03)
Diluted loss per ordinary share from operations £	(0.01)	(0.03)

Basic loss per ordinary share has been calculated by dividing the loss for the three months ended March 31, 2020 by the weighted average number of shares in issue during the three months ended March 31, 2020. Diluted loss per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share and warrant options in-the-money compared with the number of shares that would have been issued assuming the exercise of share and warrant options in-the-money.

IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or loss per share. As the Group reported net losses for the three months ended March 31, 2020, and for the three months ended March 31, 2019, the weighted average number of ordinary shares outstanding used to calculate the diluted loss per ordinary share is the same as that used to calculate the basic loss per ordinary share, as the exercise of share and warrant options would have the effect of reducing loss per ordinary share which is not dilutive.

4. Revenue

	Three months ended March 31, 2020	Three months ended March 31, 2019
Analysis of revenue by category	£000s	£000s
Licensing agreements	253	375
	253	375

Eurofarma Laboratórios S.A.
On December 21, 2017, Summit announced it had entered into an exclusive license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma'), pursuant to which the Group granted Eurofarma the exclusive right to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. The Group has retained commercialization rights in the rest of the world.
Under the terms of the license and commercialization agreement with Eurofarma, the Group received an upfront payment of $2.5 million (£1.9 million) from Eurofarma in December 2017. In February 2020, the Group reached the first enrollment milestone and received $1.0 million. The terms of the contract have been assessed under IFRS 15 'Revenue from contracts with customers' and currently only the upfront payment and the first enrollment milestone is included in the transaction price. The upfront payment and first enrollment milestone were initially reported as deferred revenue in the Consolidated Statement of Financial Position and are recognized as revenue over the development period. For the three months ended March 31, 2020 the Group recognized £0.25 million of revenue related to the upfront payment and the first enrollment milestone and £0.12 million for the three months ended March 31, 2019 which related to the upfront payment in accordance with the Group's revenue recognition policy.
In addition, the Group will be entitled to receive an additional $2.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of the two planned Phase 3 clinical trials of ridinilazole. The Group is eligible to receive up to $21.5 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the Eurofarma licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in the Group receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Group in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid-teens to high-teens percentage of cumulative net sales in the Eurofarma licensed territory. The Group estimates such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.

Sarepta Therapeutics, Inc.

On October 4, 2016, Summit announced it had entered into an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’). In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial called PhaseOut DMD did not meet its primary or secondary endpoints. As part of the license and collaboration agreement with Sarepta, the Group agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. From January 1, 2018, the Group was responsible for 55% of the budgeted research and development costs related to the licensed products, and Sarepta was responsible for 45% of such costs. Any costs in excess of 110% of the budgeted amount were borne by the party that incurred such costs. This development cost share income is recognized as part of licensing agreements revenue as the Group acted as a principal in the scope of the research and development activities of the agreement. The Group recognized cost share income for both wind-down activities in relation to PhaseOut DMD and next and future generation utrophin modulation development activities of £nil during the three months ended March 31, 2020 and £0.26 million during the three months ended March 31, 2019. Effective as of August 2019, the agreement with Sarepta was terminated with no material ongoing obligations for either party.

5. Other operating income

Analysis of other operating income by	Three months ended March 31, 2020	Three months ended March 31, 2019
category	£000s	£000s
Income recognized in respect of BARDA	3,864	4,329
Grant income	84	241
Research and development credit	144	4
	4,092	4,574
BARDA
In September 2017, the Group was awarded a funding contract from the Biomedical Advanced Research and Development Authority ('BARDA'), an agency of the US government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, to fund a specified portion of the clinical and regulatory development activities of ridinilazole for the treatment of C. difficile infection ('CDI').

Under the terms of this contract, the Group was initially eligible to receive base period funding of $32 million. In addition, the contract included three option work segments that, if exercised in full by BARDA, would increase the total federal government funding under the contract to approximately $62 million. In August 2018, BARDA exercised one of the option work segments worth $12 million. In June 2019, BARDA increased the total value of the funding contract to up to $63.7 million; at this time, BARDA also exercised a second of the option work segments worth $9.6 million to bring the total amount of committed BARDA funding to $53.6 million. In January 2020, BARDA increased its award by $8.8 million to bring the total amount of the funding contract to $72.5 million and the total amount of committed BARDA funding to $62.4 million. The remaining federal government funding is dependent on BARDA in its sole discretion exercising the final independent option work segment, upon the achievement by the Group of certain agreed-upon milestones for ridinilazole. As of March 31, 2020, an aggregate of £32.1 million ($42.4 million) of the total committed BARDA funding had been received.

During the three months ended March 31, 2020, the Group recognized funding income from BARDA of £3.9 million for the CDI program (three months ended March 31, 2019: £4.3 million).

CARB-X

In July 2018, the Group was granted a sub-award of up to $4.5 million from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X. Under the CARB-X award, the Group received an initial $2.0 million in funding from CARB-X in July 2018. In February 2020, CARB-X increased the value of the initial funding by $1.2 million, which means the award for the initial period is now worth up to $3.2 million, with the total award worth up to $5.7 million. The remaining $2.5 million is split into two option segments, which may be exercised by CARB-X upon the achievement of certain development milestones. If exercised in full, this funding could support the development of a selected gonorrhea candidate through the end of a Phase 1 clinical trial.
During the three months ended March 31, 2020, the Group recognized grant income from CARB-X of £0.1 million (three months ended March 31, 2019: £0.2 million).

6. Financial instruments

The Group’s activities expose it to a variety of financial risks: foreign currency risk; interest rate risk; credit risk; and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements. They should be read in conjunction with the Group’s consolidated financial statements for the eleven months ended December 31, 2019. There have been no changes in any risk management policies since the year end.

7. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the eleven months ended December 31, 2019. There have been no changes to management’s assessment of the operating and reporting segments of the Group during the period.

8. Income tax

	Three months ended March 31, 2020	Three months ended March 31, 2019
	£000s	£000s
Current period research and development tax credit on qualifying expenditure	1,233	836
Tax expense related to the US operations	(43)	(36)
Total current tax	1,190	800

Change in deferred tax rate	(179)	—
Release of temporary difference relating to intangible asset	31	31
Total deferred tax	(148)	31

Total tax credit for the period	1,042	831

The research and development tax credit is recognized based on management’s estimate of the qualifying expenditure relating to research and development activities carried out by the Group. The UK operations have estimated losses for the year and as such there is no accrued income tax for the period.

In the Spring Budget 2020, the Government announced that from April 1, 2020, the corporation tax rate in the U.K. would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was substantively enacted on March 17, 2020. As a result, the Group recognized an additional £0.2 million of tax expense.

9. Provisions and contingencies

Provisions

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At January 1, 2020	1,855	150	45	2,050
Additions	—	—	19	19
Unwinding of the discount factor	45	—	—	45
At March 31, 2020	1,900	150	64	2,114

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At January 1, 2019	1,641	150	44	1,835
Additions	—	—	1	1
Unwinding of the discount factor	214	—	—	214
At December 31, 2019	1,855	150	45	2,050

Assumed contingent liability
On December 23, 2017, the Group acquired Discuva Limited ('Discuva'). As part of the acquisition, the Group assumed certain contingent liabilities as certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the Discuva Platform. The timing of these potential payments is uncertain.

9. Provisions and contingencies (continued)
On the date of acquisition, the fair value of the assumed contingent liability was estimated using the expected value of the payments. The assumed contingent liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows of the payments. The assumed contingent liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development and clinical milestones being achieved.
The models will be updated for changes in the probability of successful development and clinical milestones being achieved and other associated assumptions with the discount factor to remain unchanged within the model. A discount factor of 13% has been used to discount the contingent liabilities back to net present value. This discount factor has been calculated using appropriate measures and rates which could have been obtained in the period that the contingent liabilities were assumed.
The value of the assumed contingent liability as at March 31, 2020 is £1.9 million (December 31, 2019: £1.9 million). The contingent liability has not been re-measured during the period. The table below describes the value of the assumed contingent liabilities as at March 31, 2020, of £1.9 million compared to what the total value would be following the presented variations to the underlying assumptions in the model:

March 31, 2020 £000
Estimated assumed contingent liabilities	1,900
1% lower discount rate	1,973
1% higher discount rate	1,836
10% lower probability of success	1,675
10% higher probability of success	2,106

Contingencies
In addition to those items provided for above, the Group also has the following contingencies:

University College London (novated from The School of Pharmacy, University of London)
The Group has agreed to pay the University College London a low single-digit share of all revenue, pre and post commercialization, received by the Group in respect of ridinilazole up to a maximum of £1.0 million in consideration of their role in the development of the initial compound series from which ridinilazole was later identified. Following the license and commercialization agreement entered into with Eurofarma Laboratórios S.A. ('Eurofarma'), an initial payment was made to University College London of £0.04 million. Upon reaching the first milestone on enrollment with Eurofarma, an additional payment was provided for as at the period end date.

Wellcome Trust
The provision in respect of royalties relates to the amounts due to the Wellcome Trust. Under the terms of the funding arrangement entered into in October 2017, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation intellectual property rights or award products. If Summit undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a low-single digit percentage share of net revenues. If a third-party undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a mid-single digit percentage share of net revenues received by Summit from sales by the third-party and a milestone payment of a low-single digit percentage of any cumulative pre-commercial payments received by Summit from third-party licensees. In both instances outlined above the Group would also be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net revenue exceeds a specified amount. Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to the Wellcome Trust upon commercialization of ridinilazole. A second payment became due as a result of reaching the first milestone on enrollment with Eurofarma. The payment has been provided for by the Group as at the period end date and has been discounted back to net present value relative to the expected timing of the potential commercialization of ridinilazole.

10. Share option scheme and restricted stock units

The movement in the number of share options is set out below:

	Weighted average exercise price £	Three months ended March 31, 2020	Weighted average exercise price £	Three months ended March 31, 2019
Outstanding at January 1	0.27	23,224,188	0.35	9,168,396
Granted during the period	—	—	0.28	11,396,000
Lapsed / surrendered during the period	0.28	(3,489,661)	1.52	(145,445)
Number of outstanding options	0.27	19,734,527	0.31	20,418,951

The movement in the number of restricted stock units (‘RSUs’) granted in the form of a nominal-cost option is set out below:

	Weighted average exercise price £	Three months ended March 31, 2020	Weighted average exercise price £	Three months ended March 31, 2019
Outstanding at January 1	0.01	692,306	0.01	814,256
Exercised during the period	0.01	(269,230)	0.01	(104,877)
Number of outstanding options	0.01	423,076	0.01	709,379

The equity based compensation expense for the three months ended March 31, 2020 was £0.2 million (three months ended March 31, 2019: £0.3 million) which has been allocated to the Research and development and General and administration expenses lines of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019
	£000s	£000s
Research and development	66	45
General and administration	167	215
	233	260
11. Share capital
On January 27, 2020, 269,230 ordinary shares were issued following the exercise of RSUs. This exercise of RSUs raised net proceeds of £2,692.
The new ordinary shares issued in connection with the RSUs exercised rank pari passu with existing ordinary shares.
As of March 31, 2020, the number of ordinary shares in issue was 336,159,511.

12. Related-party transactions
The aggregate emoluments of the Directors of the Company are shown below.

	Three months ended March 31, 2020	Three months ended March 31, 2019
	£000s	£000s
Aggregate emoluments	127	141
Pension contributions	7	6
	134	147

12. Related-party transactions (continued)
The aggregate emoluments of the Directors of the Company and key management are shown below.

	Three months ended March 31, 2020	Three months ended March 31, 2019
	£000s	£000s
Aggregate emoluments	566	289
Pension contributions	40	16
	606	305

Dr. Elaine Stracker, Interim Chief Operating Officer and an executive director is also the General Counsel and Senior Vice President for Corporate Development for Maky Zanganeh and Associates, Inc. (“MZA”). The Group has a consultancy agreement with MZA to provide support into clinical operation activities related to the ongoing global Phase 3 clinical trials of ridinilazole for the treatment of CDI, regulatory activities pertaining to a potential new drug application should the Phase 3 trials be successful and strategic planning support more generally for the ridinilazole program. The fees for such services under this consultancy agreement are $75,000 per month. In addition to such monthly fee, MZA were granted warrants over 16,793,660 Ordinary Shares with an exercise price of £0.221 each and which vest on a quarterly basis over three years from the date of grant, subject to MZA’s provision of consultancy services to the Group during such period. During the three months ended March 31, 2020, £176,000 ($225,000) of consultancy fees (three months ended March 31, 2019: nil) were incurred by the Group and a warrant expense of £169,000 was recognized (three months ended March 31, 2019: nil).

On February 7, 2020, MZA, Dr. Zanganeh, Dr. Stracker and the company entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”). Pursuant to the Assignment and Assumption Agreement, MZA assigned a portion of the Consultant Warrant to each of Dr. Zanganeh and Dr. Stracker. Dr. Zanganeh assumed a warrant to acquire 14,694,453 ordinary shares and Dr. Stracker assumed a warrant to acquire 2,099,207 ordinary shares. Each of them has the right to exercise their respective portion of the Consultant Warrant in accordance with the terms and conditions of the MZA Warrant Agreement.